UNITED STATES

SECURITIES AND EXCHANGE COMMISISION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

COMMISSION FILE NUMBER 1-14756

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMEREN CORPORATION

SAVINGS INVESTMENT PLAN

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Ameren Corporation

1901 Chouteau Avenue

St. Louis, Missouri 63103

Ameren Corporation

Savings Investment Plan

Financial Statements and Supplemental Schedule

December 31, 2016 and 2015

Ameren Corporation

Savings Investment Plan

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Ameren Corporation Savings Investment Plan

St. Louis, Missouri

We have audited the accompanying statements of net assets available for benefits of the Ameren Corporation Savings Investment Plan as of December 31, 2016 and 2015 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Ameren Corporation Savings Investment Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP
Crowe Horwath LLP

South Bend, Indiana

June 23, 2017

Ameren Corporation

Savings Investment Plan

Statements of Net Assets Available for Benefits

December 31, 2016 and 2015

	2016	2015
Assets
Investments, at fair value	$1,794,642,191	$1,644,525,649
Investments, at contract value	299,821,780	283,716,698

Total investments	2,094,463,971	1,928,242,347

Cash	1,807,150	(34,858)
Receivables
Notes receivable from participants	34,530,404	34,637,440
Participant contributions	1,078,010	1,507,524
Employer contributions	322,437	513,140
Dividends and interest	458,599	577,701
Due from brokers for securities sold	6,534,911	10,661,338

Total receivables	42,924,361	47,897,143

Total assets	2,139,195,482	1,976,104,632

Liabilities
Accrued expenses	340,926	391,501
Due to brokers for securities purchased	14,236,300	9,762,293

Total liabilities	14,577,226	10,153,794

Net assets available for benefits	$2,124,618,256	$1,965,950,838

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2016 and 2015

	2016	2015
Additions:
Investment income/(loss)
Interest and dividends	$22,418,798	$24,706,214
Net appreciation/(depreciation) in fair value of investments	157,034,429	(37,457,301)

Total investment income/(loss)	179,453,227	(12,751,087)

Interest on notes receivable from participants	1,390,534	1,405,566
Participant contributions	83,371,122	81,725,541
Employer contributions	29,197,593	29,153,939

Total additions	293,412,476	99,533,959

Deductions:
Benefits paid to participants	131,144,664	153,600,149
Administrative expenses	3,600,394	3,267,792

Total deductions	134,745,058	156,867,941

Net increase/(decrease)	158,667,418	(57,333,982)
Net assets available for benefits
Beginning of year	1,965,950,838	2,023,284,820

End of year	$2,124,618,256	$1,965,950,838

The accompanying notes are an integral part of these financial statements.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

1.	Description of the Plan

General

The following is a summary of the various provisions of the Ameren Corporation Savings Investment Plan (the “Plan”). Participants should refer to the Plan document for more complete information.

The Plan is a defined contribution plan. Its purpose is to provide employees eligible to participate (the “Participants”) of Ameren Corporation (the “Company”) and its wholly owned subsidiaries the option to defer a portion of their compensation for federal income tax purposes in accordance with Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended, and regulations of the Securities and Exchange Commission.

The Company serves as sponsor of the Plan, and, consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Fidelity Management Trust Company, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions and with the Trust and Administrative Agreement.

Participation

All regular full-time employees are eligible to participate upon employment, and part-time or temporary employees are eligible to participate upon completion of a year of service of at least 1,000 hours. Employees covered by a collective bargaining agreement (“CBA”) are eligible to participate only if the CBA provides for such participation.

If employees do not make an election, nor opt-out within 30 days of employment; they are automatically enrolled at a 6% pre-tax contribution rate, invested in a Target Date fund based upon the date at which the participant is or will be age 65, and further enrolled in auto-escalation increasing their pre-tax contribution 1% annually, with no cap on the annual increases. Employees may opt-out or make alternative elections at any time.

Contributions

Each year, Participants may contribute up to 100% of eligible compensation, as defined in the Plan, and subject to annual limitations imposed by the Code.

The Company makes an Employer Basic Matching Contribution plus an Employer Additional Matching Contribution in an amount equal to a percent of the amount each Participant contributes to the Plan, up to a certain maximum percentage of the Participant’s compensation that he or she elects to contribute to the Plan each year. The amount of Company matching contribution depends on the Participant’s employment classification, and for contract employees is determined by the collective bargaining agreement with the specific union representing the Participants. The Company also makes true-up Employer Basic Matching Contributions for Participants who contribute the IRS maximum before the end of the year and, as a result, do not receive the full company match. The Employer Additional Matching Contributions are invested in the Ameren Stock Fund.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

The Plan permits “catch-up” contributions for all employees age 50 and older. Eligible employees could contribute $6,000 in 2016 and 2015, as a “catch-up” contribution. The Company does not match “catch-up” contributions.

Participants direct the investment of their contributions and the Employer Basic Matching Contributions to his or her account to any of the investment options available under the Plan, including Company stock. Contributions may be allocated to a single investment option or allocated in increments of one percent to any combination of investment options. Such elections may be changed daily. Although the Employer Additional Matching Contributions are invested in the Ameren Stock Fund, they may be immediately reallocated to other funds at the participants’ discretion.

Earnings derived from the assets of any investment fund are reinvested in the fund to which they relate. Participants may elect daily to reallocate, by actual dollar or percentage in one percent increments, the value of their accounts between funds. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

Participant Accounts

Each Participant’s account is credited with the Participant’s contributions and an allocation of (a) the Company’s contributions, and (b) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on Participant contributions, eligible compensation, Participant account balances, or specific Participant transactions, as defined. The benefit to which the Participant is entitled is the benefit which can be provided from the Participant’s account. Each Participant directs the investment of his or her account to any of the investment options available under the Plan.

Notes Receivable from Participants

The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the amount of the loan may not exceed the lesser of $50,000 or 50% of the vested amount in the Participant’s account, (3) the loan will bear a fixed interest rate and repayments will be made through mutual agreement subject to certain statutory repayment time limits, (4) each loan shall bear a reasonable interest rate as determined under policies established for the Plan and (5) such other rules and regulations as may be adopted by the Company. At December 31, 2016 and 2015, the interest rates on participant loans ranged from 4.00 percent to 10.50 percent.

Vesting

The amounts in Participants’ accounts, including Company contributions, are fully vested at all times.

Payment of Benefits

The total amount of a Participant’s account shall be distributed to the Participant according to one of the options as described in the Plan document and as elected by the Participant after termination of employment. All distributions shall be in the form of cash except that Participants may elect to have his or her interest in the Ameren Stock Fund distributed in shares of Ameren common stock. Participants may withdraw certain basic contributions, rollover contributions and related earnings thereon upon reaching age 59 1/2, in the event of total disability or financial hardship as defined

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

by the Plan or the Code. For purposes of distributions, the Participant’s account value will be determined as of the last business day coincident with or immediately preceding the day of distribution. Contributions to the Plan and investment income thereon are taxable to Participants upon distribution pursuant to the rules provided for under the Plan and the Code.

The Plan also allows, at the discretion of the Company, participants of the former Union Electric Company Employee Stock Ownership Plan and the former Ameren Corporation Employee Stock Ownership Plan for Certain Employees of AmerenCIPS, to receive certain distributions prior to termination of employment.

Plan Termination

The Company intends to continue the Plan indefinitely. However, the Company may at any time and for any reason, subject to ERISA and Internal Revenue Service regulations, suspend or terminate the Plan provided that such action does not retroactively adversely affect the rights of any Participant under the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared on the accrual basis of accounting, except that benefit payments to Participants are recorded upon distribution.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

All investments are presented at fair value, except for fully benefit-responsive investment contracts, which are reported at contract value, as of December 31, 2016 and 2015. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

The Plan has direct investments in fully benefit-responsive investment contracts. Investments held by a defined contribution plan are required to be reported at fair value, except for fully benefit-responsive investment contracts.    Contract value is the relevant measurement attribute for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount Participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Notes Receivable from Participants

Notes receivable from Participants are measured at their unpaid principal balance plus any accrued but unpaid interest, with no allowance for credit losses, as repayments of principal and interest are received through payroll deductions and the notes are collateralized by the Participants’ account balances. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Administrative Expenses

Fees associated with administering the Plan are generally paid by the Plan. Through March 31, 2015, Trustee and recordkeeping fees were primarily paid via (1) revenue sharing payments (payments made directly from investment managers to the recordkeeper), (2) fees accrued in the investment funds that do not pay revenue sharing, and (3) flat dollar fees that are assessed to all Participants quarterly. Beginning April 1, 2015, Trustee and recordkeeping fees are primarily paid via (1) flat dollar fees that are assessed to all Participants quarterly, and (2) fees accrued in investment funds that are separately-managed accounts (versus commingled funds). Also, effective April 1, 2015, revenue sharing payments are allocated to Participant accounts quarterly.

Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the Participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Concentrations

Company common stock comprised 13% and 12% of investments at December 31, 2016 and December 31, 2015, respectively.

New Accounting Standards

In May 2015, the Financial Accounting Standards Board issued ASU 2015-07, Fair Value Measurement (Topic 820: Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or Its Equivalent). Under this guidance, investments measured at net asset value (“NAV”), under the existing practical expedient provided under ASC topic 820, are excluded from the fair value hierarchy. The guidance requires reporting entities to reconcile the fair value hierarchy disclosure to the statement of net assets available for benefits by disclosing the amount of investments measured using the practical expedient. The ASU is effective for fiscal years beginning after December 15, 2016 (December 15, 2015 for public business entities), with early adoption permitted. Retrospective application is required. Management adopted this standard as of December 31, 2016, and retrospectively updated the presentation of these assets in the fair value hierarchy table included in Note 3 Fair Value Measurements. The adoption of this standard had no effect on the Plan’s net assets available for benefits or changes therein.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

3.	Fair Value Measurements

The authoritative guidance issued by the FASB regarding fair value measurement provides a framework for measuring fair value for all assets and liabilities that are measured and reported at fair value. The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk or the risks inherent in the inputs to the valuation, were used in the valuation process. Inputs to valuation can be readily observable, market corroborated, or unobservable. Valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs were used. The provisions also establish a fair value hierarchy that prioritizes the inputs used to measure fair value. All financial assets and liabilities carried at fair value were classified in one of the following three hierarchy levels:

Level 1: Inputs based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access at the reporting date.

Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs to the valuation methodology that are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value.

There have been no changes in the methodologies used during 2016.

•	Margin deposit account: The fair value is estimated to approximate deposit account balances, payable on demand, as no discounts for credit quality or liquidity were determined to be applicable (Level 2 inputs).

•	Common stocks: Valued at the closing price reported on the active markets on which the individual securities are traded (Level 1 inputs).

•	Limited partnership: The fair value is determined by obtaining a quoted price from a nationally recognized exchange (Level 1 input). Under ordinary market conditions, daily redemption is available. The limited partnership was held as part of an investment strategy to outperform the Russell 2500 Growth Index.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

•	U.S. government securities and corporate debt securities: Valued based upon recent bid prices or the average of recent bid and asked prices when available (Level 2 inputs) and, if not available, they are valued through matrix pricing models developed by sources considered by management to be reliable. Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs).

•	Other debt securities includes both non-U.S. government debt securities and derivatives: Non-U.S. government debt securities are valued based upon recent bid prices or the average of recent bid and asked prices when available (Level 2 inputs) and, if not available, they are valued through matrix pricing models developed by sources considered by management to be reliable. Matrix pricing, which is a mathematical technique commonly used to price debt securities that are not actively traded, values debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities (Level 2 inputs). The fair values of exchange-traded derivatives are based upon quoted market prices (Level 1 inputs). The fair values of derivatives that are not traded on an exchange are based upon valuation models using observable market data as of the measurement date (Level 2 inputs).

•	Mutual funds: Valued at the daily closing price as reported by the fund (Level 1 inputs). Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

•	Collective trust funds: The fair values of participation units held in collective trusts are based on the NAV reported by the fund managers as of the financial statement dates and recent transaction prices. Under ordinary market conditions, redemptions of investments in collective trusts are permitted as of daily or monthly valuation dates, as applicable, and are executed at NAV as a practical expedient.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2016:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Measured at Net Asset Value as a Practical Expedient (a)	Total
Assets
Margin deposit account	$—	$100,200	$—	$100,200
Common stocks-Plan sponsor stock	268,844,805	—	—	268,844,805
Common stocks-other than Plan sponsor stock	223,472,836	—	—	223,472,836
U.S. Government securities	—	14,157,327	—	14,157,327
Corporate debt securities	—	25,756,145	—	25,756,145
Other debt securities	1,500	5,517,816	—	5,519,316
Collective trust funds	—	—	1,088,860,727	1,088,860,727
Mutual funds	167,941,974	—	—	167,941,974
Liabilities
Other debt securities	(9,930)	(1,209)	—	(11,139)

Total assets reported at fair value	$660,251,185	$45,530,279	$1,088,860,727	$1,794,642,191

(a)	In accordance with ASU 2015-07, certain investments measured at net asset value (NAV) per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

The following table sets forth, by level within the fair value hierarchy, Plan assets measured at fair value on a recurring basis as of December 31, 2015:

	Quoted Prices In Active Markets for Identified Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Measured at Net Asset Value as a Practical Expedient (a)	Total
Assets
Margin deposit account	$—	$213,760	$—	$213,760
Common stocks-Plan sponsor stock	227,770,008	—	—	227,770,008
Common stocks-other than Plan sponsor stock	188,526,265	—	—	188,526,265
Limited partnership	693,154	—	—	693,154
U.S. Government securities	—	11,911,021	—	11,911,021
Corporate debt securities	—	33,564,256	—	33,564,256
Other debt securities	1,000	1,025,382	—	1,026,382
Collective trust funds	—	—	982,293,330	982,293,330
Mutual funds	198,537,364	—	—	198,537,364
Liabilities
Other debt securities	(9,891)	—	—	(9,891)

Total assets reported at fair value	$615,517,900	$46,714,419	$982,293,330	$1,644,525,649

(a)	In accordance with ASU 2015-07, certain investments measured at net asset value (NAV) per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy. The fair value amount measured at NAV presented in this table is intended to permit reconciliation of the fair value hierarchy to the investments at fair value presented in the statement of net assets available for benefits.

The Plan does not hold any investments requiring Level 3 measurements, and there have not been any transfers between measurement input levels in 2016 or 2015.

4.	Fully Benefit-Responsive Investment Contracts

The Plan holds investments in a separately-managed stable value account that is managed by Galliard Capital Management. The separately-managed account holds (1) an investment in a money market mutual fund, and (2) a portfolio of synthetic investment contracts, valued at $299,821,780 and $283,716,698 at December 31, 2016 and December 31, 2015, respectively. The investment contracts meet the fully benefit-responsive investment criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by Participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.

The investment contracts are issued by the following insurance companies:

•	American General Life Insurance Company (“AGL”)

•	Prudential Insurance Company of America (“Prudential”)

•	Voya Retirement Insurance and Annuity Company (“Voya”), as of December 31, 2016

•	Massachusetts Mutual Life Insurance Company (“Mass Mutual”)

•	Metropolitan Life Insurance Company (“Met Life”)

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

•	New York Life Insurance Company (“NYL”), as of December 31, 2015

As of December 31, 2016, the underlying investments of the AGL, Prudential, and Voya contracts are holdings in collective trust funds. As of December 31, 2015, the underlying investments of the AGL, Prudential, and NYL contracts are holdings in collective trust funds. As of December 31, 2016 and 2015, the underlying investments of the Mass Mutual and Met Life contracts are holdings in portfolios of fixed income securities, which are segregated from the insurance company’s general account assets. The segregation of these assets from the insurance company’s general account offers certain protections to mitigate the risk that these assets might be subject to creditor claims other than those of the separate account GIC owners.

The investment contracts include wrapper contracts, which are agreements for the wrap issuer to make payments to the Plan in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Plan. The contracts are designed to accrue interest based on crediting rates established by the contract issuers, and also provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Plan through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reset at least quarterly.

The Plan’s ability to receive amounts due in accordance with fully benefit-responsive investment contracts is dependent on the third-party issuer’s ability to meet its financial obligations. The issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value. Investment contracts generally provide for withdrawals associated with certain events which are not in the ordinary course of operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events which may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to the account’s structure or administration;

•	changes to the Plan’s competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of the investment, including a merger with another investment account;

•	the failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	the redemption of all or a portion of the interests in the account held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the participating plan (such as a group layoff or early retirement incentive program), the closing or sale of a subsidiary, employing unit, or affiliate, the bankruptcy or insolvency of a plan sponsor, the merger of the Plan with another plan, or the Plan sponsor’s establishment of another tax qualified defined contribution plan;

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to the account or participating plans;

•	the delivery of any communication to Participants designed to influence a participant not to invest in the investment option;

•	the addition of an Asset Allocation or Managed Account service without prior approval, or a material change in an existing program;

•	the distribution of a prohibited communication.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with the contract issuers and that also would limit the ability of the Plan to transact at contract value with the Participants.

These contracts are evergreen contracts and contain termination provisions, allowing the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value is below contract value at the time of termination. In addition, if the Company defaults in its obligations under the contract (including the issuer’s determination that the agreement constitutes a non-exempt prohibited transaction as defined under ERISA), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and the Plan will receive the fair value as of the date of termination.

5.	Transactions with Parties-in-Interest

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others.

At December 31, 2016, the Plan held 5,124,758 shares of Company common stock with a cost and fair value of $193,417,367 and $268,844,805, respectively. During 2016, the Plan purchased 772,300 shares at a cost of $37,758,809 and sold 899,300 shares valued at $43,880,275.

At December 31, 2015, the Plan held 5,268,795 shares of Company common stock with a cost and fair value of $189,208,773 and $227,770,008, respectively. During 2015, the Plan purchased 879,500 shares at a cost of $36,272,199 and sold 921,100 shares valued at $38,778,584.

Dividend income from Company common stock was $8,808,189 and $10,865,043 for the years ended December 31, 2016 and December 31, 2015, respectively.

At December 31, 2016, the Plan held shares in the Fidelity Institutional Money Market Government Portfolio, and at December 31, 2015, the Plan held shares in the Fidelity Management Trust Company Institutional Cash Portfolio. These portfolios are managed by the Trustee, and therefore, qualify as party-in-interest transactions. Notes receivable from Participants also reflect party-in-interest transactions.

Fees paid by the Plan to the Trustee for recordkeeping and trust services were $1,118,005 and $1,060,655 for the years ended December 31, 2016 and December 31, 2015, respectively.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Fees paid to and investments issued by various Plan investment managers also reflect party-in-interest transactions.

These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2016 and 2015:

	2016	2015
Net assets available for benefits per the financial statements	$2,124,618,256	$1,965,950,838
Amounts allocated to deemed distributions of notes receivable from Participants	(1,343,400)	(1,233,481)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(646,579)	(609,075)

Net assets available for benefits per the Form 5500	$2,122,628,277	$1,964,108,282

Deemed distributions of notes receivable from Participants, resulting from defaults of notes receivable from Participants, are no longer considered assets of the Plan with respect to Form 5500 filings.

The following is a reconciliation of net increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2016:

Net increase in net assets available for benefits per the financial statements	$158,667,418
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the current year-end	(646,579)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of the prior year-end	609,075
Less: Net increase in defaulted notes receivable from Participants	(11,032)
Less: Interest income of defaulted notes receivable from Participants	(98,887)

Total net income per the Form 5500	$158,519,995

7.	Federal Income Tax Status

The Company obtained its latest determination letter September 18, 2013, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Code. Although the Plan has been amended since receiving the determination letter, the Plan’s administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Ameren Corporation

Savings Investment Plan

Notes to Financial Statements

December 31, 2016 and 2015

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2013.

8.	Subsequent Events

The Plan was amended effective January 1, 2017, in which the authority and responsibility for the general administration of the Plan was changed from the Board of Directors of the Company to the Administrative Committee of the Company.

The Company filed for a new determination letter with the Internal Revenue Service on January 31, 2017.

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	Interest-bearing Cash
	State Street Global Advisors	SSGA Short Term Investment Fund		$11,418,507	$11,418,507
	FUTURES CASH COLLATERAL	43,760.00	Shares	45,000	45,000
	SWAP COLLATERAL USD	170,000.00	Shares	55,200	55,200

	Total Interest-bearing Cash			11,518,707	11,518,707

	Mutual Funds
	American Funds Group	EuroPacific Growth Fund		104,011,919	100,524,511
	RBC Global Asset Management	RBC BlueBay Absolute Return Fund		12,145,719	11,624,847
	Sands Capital Management	Touchstone Sands Capital Institutional Growth Fund		36,294,133	35,757,175
*	Fidelity Management Trust Company	Fidelity Institutional Money Market Government Portfolio		20,035,441	20,035,441

	Total Mutual Funds			172,487,212	167,941,974

	Collective Investment Trusts
	Robeco Trust Company	Boston Partners Large Cap Value Equity Fund E		60,751,875	75,005,484
	Nuveen Fund Advisors	NWQ Small/Mid Cap Value Fund J		47,526,473	74,442,682
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund F		92,543,564	95,652,828
	Wells Fargo Bank, N.A.	Wells Fargo Fixed Income Fund L		91,238,729	92,214,720
	BlackRock Institutional Trust Company, N.A.	BlackRock Equity Index Fund M		221,687,373	242,067,619
	BlackRock Institutional Trust Company, N.A.	BlackRock Russell 2500 Fund M		140,690,761	157,747,240
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2020 Fund L		90,231,116	92,128,060
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2025 Fund L		78,000,647	80,223,085
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2030 Fund L		54,046,858	55,910,912
	BlackRock Institutional Trust Company, N.A.	BlackRock MSCI ACWI ex-US IMI Index Fund M		60,484,825	62,268,999
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index Retirement Fund L		33,620,081	34,165,914
	BlackRock Institutional Trust Company, N.A.	BlackRock US Debt Index Fund M		65,449,120	64,366,138
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2035 Fund L		29,972,699	31,164,414
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2040 Fund L		27,410,354	28,622,847
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2045 Fund L		26,248,726	27,476,083
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2050 Fund L		22,446,422	23,507,988
	BlackRock Institutional Trust Company, N.A.	BlackRock TIPS Bond Index Fund M		15,281,910	15,258,613
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2055 Fund L		11,903,095	12,435,204
	BlackRock Institutional Trust Company, N.A.	BlackRock LifePath Index 2060 Fund L		631,887	650,938

	Total Collective Investment Trusts			1,170,166,515	1,265,309,768

	Pooled Separate Account
	Massachusetts Mutual Life Ins. Co.	Separate Account #SB43		39,762,358	39,765,409

	Insurance Company Separate Accounts
	Metropolitan Life Ins Co.	Separate Account #690		35,091,656	36,373,537
	Metropolitan Life Ins Co.	Separate Account #694		35,048,594	35,168,707

	Total Insurance Company Separate Accounts			70,140,250	71,542,244

	Common Stocks
*	Ameren Corporation	5,124,758.00	Shares	193,417,367	268,844,805
	TENCENT HOLDINGS LIMITED	55,471.00	Shares	977,771	1,356,999
	ALLERGAN PLC	5,435.00	Shares	1,452,725	1,141,404
	NXP SEMICONDUCTORS NV	10,095.00	Shares	950,032	989,411
	ABBOTT LABORATORIES	17,647.00	Shares	680,403	677,821
	ADOBE SYSTEMS INC	14,238.00	Shares	858,104	1,465,802
	ALBEMARLE CORP	5,221.00	Shares	427,090	449,424
	ALEXION PHARMACEUTICALS	6,961.00	Shares	990,239	851,678
	ALIBABA GROUP HLD SPON AD	19,763.00	Shares	1,621,610	1,735,389

1

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	ALPHABET INC CL C	2,829.00	Shares	1,278,136	2,183,479
	ALPHABET INC CL A	2,390.00	Shares	968,306	1,893,956
	AMAZON.COM INC	6,176.00	Shares	1,824,335	4,631,197
	APPLE INC	28,574.00	Shares	2,722,610	3,309,441
	BIOMARIN PHARMACEUTICAL	10,116.00	Shares	766,366	838,009
	BOEING CO	11,929.00	Shares	1,191,708	1,857,107
	BRISTOL-MYERS SQUIBB CO	25,631.00	Shares	1,384,251	1,497,876
	CELGENE CORP	14,153.00	Shares	1,320,243	1,638,210
	CHARTER COMM INC A	819.00	Shares	207,052	235,806
	CONCHO RESOURCES INC	7,845.00	Shares	673,959	1,040,247
	CONSTELLATION BRANDS CL A	2,299.00	Shares	349,945	352,460
	COSTCO WHOLESALE CORP	5,869.00	Shares	609,925	939,686
	EOG RESOURCES INC	10,085.00	Shares	684,409	1,019,594
	EXPEDIA INC	3,770.00	Shares	443,993	427,066
	FACEBOOK INC A	24,493.00	Shares	950,788	2,817,920
	FLEETCOR TECHNOLOGIES INC	6,987.00	Shares	926,720	988,800
	GOLDMAN SACHS GROUP INC	6,232.00	Shares	966,265	1,492,252
	ADIDAS AG	5,687.00	Shares	890,782	898,861
	HALLIBURTON CO	24,907.00	Shares	1,147,175	1,347,220
	HOME DEPOT INC	5,500.00	Shares	716,496	737,440
	ILLUMINA INC	4,160.00	Shares	260,140	532,646
	INDITEX SA UNSPN ADR	61,354.00	Shares	907,829	1,041,177
	JPMORGAN CHASE & CO	10,260.00	Shares	816,799	885,335
	MARRIOTT INTL INC A	17,044.00	Shares	1,055,278	1,409,198
	MASTERCARD INC CL A	22,321.00	Shares	1,138,982	2,304,643
	MICROSOFT CORP	39,225.00	Shares	2,155,440	2,437,442
	MONDELEZ INTL INC	26,011.00	Shares	845,823	1,153,068
	MONSTER BEVERAGE CORP	17,061.00	Shares	770,075	756,485
	NETFLIX INC	13,732.00	Shares	773,049	1,700,022
	NIKE INC CL B	29,537.00	Shares	770,352	1,501,366
	NVIDIA CORP	17,722.00	Shares	889,108	1,891,646
	PALO ALTO NETWORKS INC	5,802.00	Shares	895,926	725,540
	PARKER HANNIFIN CORP	5,103.00	Shares	712,071	714,420
	PRICELINE GROUP INC	1,146.00	Shares	878,833	1,680,105
	QUALCOMM INC	17,432.00	Shares	1,039,789	1,136,566
	RED HAT INC	14,909.00	Shares	803,700	1,039,157
	REGENERON PHARMACEUTICALS	1,851.00	Shares	958,031	679,484
	S&P GLOBAL INC	6,491.00	Shares	574,455	698,042
	SALESFORCE.COM INC	23,826.00	Shares	1,191,844	1,631,128
	SHIRE PLC SPON ADR	7,230.00	Shares	1,587,004	1,231,847
	SPLUNK INC	14,120.00	Shares	591,267	722,238
	STARBUCKS CORP	21,502.00	Shares	884,621	1,193,791
	TJX COMPANIES INC NEW	10,783.00	Shares	574,933	810,127
	TESLA INC	2,962.00	Shares	515,856	632,950
	TIME WARNER INC	9,261.00	Shares	804,303	893,964
	VERTEX PHARMACEUTICALS	5,198.00	Shares	454,514	382,937
	VISA INC CL A	28,160.00	Shares	1,200,514	2,197,043
	WORKDAY INC CL A	9,833.00	Shares	681,052	649,863
	WILLIS TOWERS WATSON PLC	17,780.00	Shares	2,029,694	2,174,138
	BROADCOM LTD	14,717.00	Shares	1,950,256	2,601,524
	JOHNSON CONTROLS INTERNAT	61,180.00	Shares	2,880,654	2,520,004
	ARRIS INTERNATIONAL PLC	25,119.00	Shares	595,203	756,835
	AERCAP HOLDINGS NV	33,707.00	Shares	975,670	1,402,548
	SUNCOR ENERGY INC	2,353.00	Shares	62,019	76,920
	TE CONNECTIVITY LTD	35,491.00	Shares	1,923,805	2,458,816

2

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	EATON CORP PLC	40,150.00	Shares	2,050,385	2,693,664
	AFLAC INC	35,844.00	Shares	2,065,208	2,494,742
	AECOM	26,703.00	Shares	695,839	970,921
	AETNA INC	19,626.00	Shares	1,996,899	2,433,820
	AMERIPRISE FINANCIAL INC	23,160.00	Shares	2,081,039	2,569,370
	ANTHEM INC	15,629.00	Shares	1,994,496	2,246,981
	ASSURANT INC	11,350.00	Shares	900,049	1,053,961
	AVIS BUDGET GROUP	17,114.00	Shares	433,908	627,742
	CELANESE CORP SER A	26,098.00	Shares	1,663,732	2,054,957
	COMCAST CORP CL A	36,334.00	Shares	2,106,993	2,508,863
	COMMSCOPE HOLDING CO INC	32,658.00	Shares	1,028,585	1,214,878
	CORNING INC	109,177.00	Shares	2,019,303	2,649,726
	EOG RESOURCES INC	29,423.00	Shares	2,067,251	2,974,665
	GOODYEAR TIRE & RUBBER CO	45,436.00	Shares	1,278,467	1,402,609
	HERTZ GLOBAL HOLDINGS INC	18,314.00	Shares	673,539	394,850
	LIBERTY INTERACTIVE CL A	78,808.00	Shares	1,991,891	1,574,584
	LINCOLN NATIONAL CORP	39,685.00	Shares	1,683,518	2,629,925
	MICROSEMI CORP	17,871.00	Shares	675,728	964,498
	NCR CORP	28,655.00	Shares	611,784	1,162,247
	NATIONAL OILWELL VARCO	63,425.00	Shares	1,785,861	2,374,632
	OWENS ILLINOIS INC	28,291.00	Shares	353,639	492,546
	SUNCOR ENRGY INC	86,114.00	Shares	1,972,872	2,815,067
	SYMANTEC CORP	103,203.00	Shares	1,982,258	2,465,520
	TENNECO INC	9,998.00	Shares	368,709	624,575
	WESTERN DIGITAL CORP	38,964.00	Shares	1,868,583	2,647,604
	WESTERN UNION CO	87,775.00	Shares	1,528,211	1,906,473
	WHIRLPOOL CORP	12,189.00	Shares	2,281,494	2,215,595
	MOBILEYE NV	39,387.00	Shares	1,696,702	1,501,432
	SHOPIFY INC CL A (US)	5,930.00	Shares	240,840	254,219
	NORWEGIAN CRUISE LINE HLG	6,800.00	Shares	301,676	289,204
	ABIOMED INC	2,700.00	Shares	278,227	304,236
	ALBEMARLE CORP	7,000.00	Shares	590,413	602,560
	ALIGN TECHNOLOGY INC	10,018.00	Shares	699,888	963,030
	AMETEK INC NEW	16,800.00	Shares	837,796	816,480
	BLUEBIRD BIO INC	2,300.00	Shares	166,693	141,910
	BOOZ ALLEN HAMILTON CL A	12,200.00	Shares	400,405	440,054
	BORGWARNER INC	26,700.00	Shares	972,248	1,053,048
	BURLINGTON STORES INC	11,121.00	Shares	700,080	942,505
	CACI INTERNATIONAL INC	1,800.00	Shares	200,599	223,740
	COGNEX CORP	6,900.00	Shares	376,268	438,978
	COHERENT INC	2,449.00	Shares	210,030	336,456
	COHERUS BIOSCIENCES INC	8,349.00	Shares	177,992	235,024
	COMERICA INC	5,800.00	Shares	329,595	395,038
	COMMSCOPE HOLDING CO INC	26,304.00	Shares	791,440	978,509
	COMMVAULT SYSTEMS INC	9,000.00	Shares	487,402	462,600
	DAVE & BUSTERS ENTMT INC	4,700.00	Shares	211,388	264,610
	IMAX CORP	16,000.00	Shares	501,951	502,400
	DIAMONDBACK ENERGY INC	4,822.00	Shares	375,131	487,311
	DYCOM INDUSTRIES INC	3,978.00	Shares	288,656	319,394
	E TRADE FINANCIAL CORP	23,900.00	Shares	795,921	828,135
	ROYAL CARIBBEAN CRUISES	11,700.00	Shares	911,498	959,868
	EXPEDIA INC	1,700.00	Shares	216,883	192,576
	FIRST REPUBLIC BANK	7,924.00	Shares	589,704	730,117
	FIVE9 INC	28,090.00	Shares	259,466	398,597
	GENESEE & WYOMING CL A	9,200.00	Shares	694,306	638,572

3

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	GRUBHUB INC	8,000.00	Shares	313,445	300,960
	HEALTHSOUTH CORP	10,202.00	Shares	417,540	420,730
	IDEXX LABS INC	12,906.00	Shares	1,006,257	1,513,487
	INTER PARFUMS INC	12,500.00	Shares	413,279	409,375
	INTRA-CELLULAR THERAPIES	8,572.00	Shares	278,799	129,351
	IROBOT CORP	8,900.00	Shares	417,177	520,205
	JACK IN THE BOX INC	1,600.00	Shares	155,921	178,624
	K2M GROUP HLDGS INC	18,612.00	Shares	386,393	372,984
	LEXICON PHARMACEUTICALS	16,671.00	Shares	300,597	230,560
	MKS INSTRUMENTS INC	5,900.00	Shares	290,548	350,460
	MATCH GROUP INC	17,400.00	Shares	309,583	297,540
	MERCURY SYSTEMS INC	9,773.00	Shares	208,975	295,340
	METTLER-TOLEDO INTL INC	970.00	Shares	399,009	406,003
	MICRON TECHNOLOGY INC	48,213.00	Shares	657,755	1,056,829
	MICROSEMI CORP	4,100.00	Shares	166,522	221,277
	MIDDLEBY CORP	7,456.00	Shares	915,576	960,407
	MINDBODY INC CL A	18,500.00	Shares	363,072	394,050
	NEUROCRINE BIOSCIENCES	3,200.00	Shares	155,830	123,840
	NEVRO CORPORATION	8,493.00	Shares	523,765	617,101
	NEWFIELD EXPLORATION CO	19,400.00	Shares	887,094	785,700
	NORDSTROM INC	8,800.00	Shares	499,635	421,784
	NUVASIVE INC	10,562.00	Shares	589,207	711,456
	PVH CORP	2,300.00	Shares	253,990	207,552
	PANERA BREAD CO CL A	1,660.00	Shares	347,178	340,449
	PARSLEY ENERGY INC CL A	6,052.00	Shares	132,150	213,272
	PROOFPOINT INC	2,105.00	Shares	71,353	148,718
	RADIAN GROUP INC	25,300.00	Shares	428,729	454,894
	RINGCENTRAL INC CL A	29,581.00	Shares	617,490	609,369
	SERVICENOW INC	13,734.00	Shares	707,157	1,020,986
	SNYDERS LANCE INC	19,000.00	Shares	695,435	728,460
	SPIRIT AIRLINES INC	14,200.00	Shares	735,141	821,612
	SQUARE INC CL A	36,230.00	Shares	431,557	493,815
	STAMPS.COM INC	7,548.00	Shares	486,391	865,378
	TAKE-TWO INTERACTV SOFTWR	8,500.00	Shares	382,359	418,965
	TENNECO INC	14,900.00	Shares	840,742	930,803
	TESARO INC	3,885.00	Shares	466,403	522,455
	TRIMBLE INC	11,966.00	Shares	306,816	360,775
	US CONCRETE INC C NEW	7,322.00	Shares	375,231	479,591
	US SILICA HOLDINGS INC	7,400.00	Shares	411,893	419,432
	ULTA BEAUTY INC	2,904.00	Shares	378,069	740,346
	ULTRAGENYX PHARMA INC	2,571.00	Shares	219,651	180,767
	UNIVERSAL DISPLAY CORP	9,102.00	Shares	434,272	512,443
	VAIL RESORTS INC	4,869.00	Shares	672,784	785,418
	VANTIV INC	5,104.00	Shares	278,104	304,300
	VIASAT INC	3,010.00	Shares	209,551	199,322
	VOCERA COMMUNICATIONS INC	24,512.00	Shares	371,878	453,227
	WABASH NATIONAL CORP	13,600.00	Shares	214,353	215,152
	WELLCARE HEALTH PLANS INC	8,105.00	Shares	751,904	1,111,033
	WHITING PETROLEUM CORP	16,700.00	Shares	209,302	200,734
	ZIONS BANCORP	21,150.00	Shares	733,550	910,296
	ZUMIEZ INC	8,500.00	Shares	203,572	185,725
	OM ASSET MANAGEMENT PLC	24,777.00	Shares	424,898	359,267
	AXALTA COATING SYSTEMS	20,890.00	Shares	586,413	568,208
	FIRSTSERVICE CORP (US)	12,605.00	Shares	278,014	598,485
	HERBALIFE LTD	8,120.00	Shares	477,602	390,897

4

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	ABIOMED INC	5,750.00	Shares	283,582	647,910
	AFFILIATED MANAGERS GRP	6,002.00	Shares	883,596	872,091
	AKAMAI TECHNOLOGIES INC	11,650.00	Shares	578,825	776,822
	AKORN INC	31,351.00	Shares	780,523	684,392
	ALIGN TECHNOLOGY INC	5,327.00	Shares	218,038	512,085
	AMEDISYS INC	11,325.00	Shares	478,485	482,785
	ARISTA NETWORKS INC	5,540.00	Shares	418,890	536,106
	BWX TECHNOLOGIES INC	21,890.00	Shares	829,300	869,033
	BALL CORP	9,420.00	Shares	688,381	707,159
	BANK OF THE OZARKS INC	18,170.00	Shares	766,426	955,560
	BLUE BUFFALO PET PRODUCTS	18,710.00	Shares	470,220	449,788
	BOOZ ALLEN HAMILTON CL A	29,613.00	Shares	729,892	1,068,141
	CBOE HOLDINGS INC	6,720.00	Shares	262,959	496,541
	CSRA INC	26,270.00	Shares	732,322	836,437
	CABLE ONE INC W/I	470.00	Shares	218,756	292,213
	CAMBREX CORP	15,490.00	Shares	725,122	835,686
	CARRIZO OIL & GAS INC	9,820.00	Shares	451,607	366,777
	CELANESE CORP SER A	9,260.00	Shares	466,746	729,132
	CENTENE CORP	13,950.00	Shares	844,997	788,315
	COLLIERS INTL GRP INC	160.00	Shares	5,853	5,851
	COLLIERS INTL GROUP (US)	8,404.00	Shares	223,769	308,847
	COPART INC	16,610.00	Shares	850,831	920,360
	COSTAR GROUP INC	6,393.00	Shares	844,904	1,205,017
	IMAX CORP	19,832.00	Shares	620,116	622,725
	DEVRY EDUCATION GROUP INC	19,437.00	Shares	419,885	606,434
	DIAMONDBACK ENERGY INC	7,520.00	Shares	521,714	759,971
	DUN & BRADSTREET DEL NEW	4,350.00	Shares	498,255	527,742
	ENCORE CAP GROUP INC	15,419.00	Shares	542,326	441,754
	EXACT SCIENCES CORP	44,550.00	Shares	541,501	595,188
	FACTSET RESEARCH SYS INC	3,661.00	Shares	431,946	598,317
	FIRSTCASH INC	11,751.00	Shares	586,489	552,297
	FIRSTSERVICE CORP	120.00	Shares	5,710	5,708
	GLAUKOS CORP	14,730.00	Shares	481,156	505,239
	GUIDEWIRE SOFTWARE INC	18,112.00	Shares	762,663	893,465
	HEALTHSOUTH CORP	14,616.00	Shares	497,803	602,764
	HEICO CORP CL A	8,750.00	Shares	477,231	594,125
	HEXCEL CORPORATION	13,810.00	Shares	577,740	710,386
	IBERIABANK CORP	4,200.00	Shares	371,677	351,750
	IDEXX LABS INC	4,036.00	Shares	263,671	473,302
	ISHARES RUSSEL MIDCP GRWT	3,079.00	Shares	296,367	299,864
	ISHARES RUSSELL 2000 GR E	7,800.00	Shares	1,146,105	1,200,732
	JONES LANG LASALLE INC	4,347.00	Shares	472,218	439,221
	J2 GLOBAL INC	13,945.00	Shares	720,075	1,140,701
	LIGAND PHARMACEUTICALS	9,116.00	Shares	610,164	926,277
	MARTIN MARIETTA MATERIALS	2,900.00	Shares	475,559	642,437
	MAXIMUS INC	18,750.00	Shares	1,040,203	1,046,063
	METTLER-TOLEDO INTL INC	2,430.00	Shares	616,192	1,017,101
	MIDDLEBY CORP	6,474.00	Shares	575,889	833,916
	NU SKIN ENTERPRISES CL A	5,147.00	Shares	222,937	245,924
	OLD DOMINION FREIGHT LINE	16,294.00	Shares	889,891	1,397,862
	PANDORA MEDIA INC	24,407.00	Shares	396,567	318,267
	REPLIGEN	3,935.00	Shares	93,823	121,277
	SBA COMM CORP CL A	8,610.00	Shares	682,896	889,069
	SIGNATURE BANK	6,880.00	Shares	781,792	1,033,376
	SITEONE LANDSCAPE SUPPLY	10,780.00	Shares	360,105	374,389

5

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	SIX FLAGS ENTERTAINMENT	21,780.00	Shares	887,286	1,305,929
	TAKE-TWO INTERACTV SOFTWR	12,430.00	Shares	511,975	612,675
	TORO CO	11,294.00	Shares	384,108	631,899
	TRACTOR SUPPLY CO.	17,280.00	Shares	1,196,036	1,309,997
	TRANSDIGM GROUP INC	3,321.00	Shares	633,163	826,796
	2U INC	19,098.00	Shares	376,257	575,805
	ULTA BEAUTY INC	2,920.00	Shares	479,338	744,425
	UNIVERSAL ELECTRONICS INC	9,210.00	Shares	617,120	594,506
	VAIL RESORTS INC	1,755.00	Shares	284,568	283,099
	VANTIV INC	14,969.00	Shares	505,699	892,452
	VEEVA SYS INC CL A	20,870.00	Shares	630,898	849,409
	VIRTU FINANCIAL INC CL A	16,227.00	Shares	354,692	258,821
	WD 40 CO	5,620.00	Shares	492,479	656,978
	WNS HLDGS LTD SP ADR	15,913.00	Shares	295,055	438,403
	WESTINGHOUSE AIR BRAKE TE	7,270.00	Shares	590,254	603,554

	Total Common Stocks			372,774,662	492,317,641

	U.S. Government Securities
	USTB 4.625% 2/15/40	250,000.00	Shares	318,008	318,922
	FANNIEMAE 30YR 3% 10/46#AS8186	668,983.58	Shares	692,424	665,247
	FHLG 30YR 3% 03/45#G08631	670,612.81	Shares	670,508	666,919
	FNMA 5.00% 5/38 #983077	242,515.05	Shares	268,282	265,933
	FNMA 3.5% 09/45#AS5722	267,202.18	Shares	280,061	273,954
	FNMA 30YR 3% 01/47 #TBA	915,000.00	Shares	909,819	908,852
	FNMA 30YR 3% 08/46#AS7737	659,217.48	Shares	684,453	655,535
	FNMA 30YR 3% 11/46#MA2806	233,491.93	Shares	240,460	232,188
	FNMA 30YR 3.0% 5/43#AT2722	371,762.94	Shares	387,795	370,848
	FNMA 30YR 3.5% 01/01/45#MA2163	600,531.09	Shares	621,550	615,705
	FNMA 30YR 3.5% 01/47 #TBA	1,960,000.00	Shares	2,010,645	2,007,917
	FNMA 30YR 3.5% 05/46#AS7245	308,065.16	Shares	325,827	315,873
	FNMA 30YR 3.5% 06/46#AS7348	652,270.23	Shares	673,571	669,465
	FNMA 30YR 3.5% 07/46#AS7544	1,119,702.53	Shares	1,142,792	1,148,170
	FNMA 30YR 4% 01/47 #TBA	435,000.00	Shares	457,447	457,022
	FNMA 30YR 4% 03/45#AS4630	500,413.21	Shares	531,376	526,939
	FNMA 30YR 4% 11/46#MA2808	652,307.17	Shares	680,642	686,630
	FNMA 30YR 4% 12/01/45#MA2484	636,385.31	Shares	679,142	668,925
	FNMA 30YR 4.0% 07/45#AS5380	635,572.30	Shares	679,566	669,858
	FNMA 30YR 4.0% 12/01/44#AX4873	424,754.68	Shares	451,169	447,270
	FNMA 30YR 4.5% 01/47 #TBA	1,475,000.00	Shares	1,587,469	1,585,155

	Total U.S. Government Securities			14,293,006	14,157,327

	Corporate debt securities
	UBS 7.125 PERP-20 AT1 7%	200,000.00	Shares	210,500	205,675
	AFLAC INC 6.45% 8/15/40	61,000.00	Shares	76,431	79,753
	AT&T INC 5.55% 8/15/41	170,000.00	Shares	178,396	176,697
	AT&T INC 3.8% 03/15/22	340,000.00	Shares	345,957	348,197
	APX GROUP 7.875% 12/01/22	55,000.00	Shares	55,000	59,538
	AECOM 5.75% 10/15/2022 W/I	65,000.00	Shares	67,593	68,705
	AGRIUM INC 3.375% 03/15/25	200,000.00	Shares	194,888	193,479
	ALCOA INC MTN 5.4% 4/15/21	75,000.00	Shares	81,644	79,500
	ALLEGHENY TECH STEP 8/15/23	55,000.00	Shares	57,448	53,900
	ALLSTATE CORP 5.75 8/53	130,000.00	Shares	140,595	134,407
	ALLY FINL INC 5.75% 11/20/25	135,000.00	Shares	131,593	134,663
	ALTICE FING 6.625% 2/23 144A	65,000.00	Shares	64,350	66,788
	ALTRIA GROUP INC 2.85% 8/09/22	110,000.00	Shares	107,606	110,014

6

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	AMERICAN EXPRESS 5.2% VAR PERP	135,000.00	Shares	135,844	133,988
	AMERICAN TOWER CORP 5% 2/24	150,000.00	Shares	161,078	161,323
	ANADARKO MTN 6.2% 3/15/40	90,000.00	Shares	104,194	102,911
	ANGLOGOLD HLDNGS MTN 6.5% 4/40	95,000.00	Shares	89,765	85,500
	ANHEUSER-BUSCH 3.65% 2/1/26	215,000.00	Shares	221,757	217,930
	ANIXTER INC 5.125% 10/01/2021	65,000.00	Shares	67,763	67,600
	APACHE CORP 4.25% 1/15/44	150,000.00	Shares	134,948	147,582
	APPLE INC 3.85% 5/4/43	150,000.00	Shares	136,974	143,148
	AUTONATION INC 4.5% 10/01/25	105,000.00	Shares	110,259	106,091
	AVIS BUDGET 6.375% 04/24 144A	55,000.00	Shares	55,000	54,931
	BAE SYSTEMS 3.85% 12/25 144A	135,000.00	Shares	133,407	137,499
	BNP PARIBAS VR/7.625% PRP 144A	270,000.00	Shares	270,000	284,877
	BNP PARIBAS 4.375 5/12/26 144A	200,000.00	Shares	199,648	197,120
	BANK OF AMR CORP 6.3% VAR PERP	95,000.00	Shares	95,000	99,275
	BANK AMER FDG CORP 4% 04/01/24	305,000.00	Shares	314,634	314,199
	BANK AMER CORP 4.25% 10/22/26	105,000.00	Shares	105,044	106,117
	BANK OF AMER 3.248% 10/21/27	240,000.00	Shares	225,823	228,753
	BARCLAYSPLC 3.65% 03/16/25	285,000.00	Shares	277,878	275,544
	BAXALTA INC 4% 06/23/25	220,000.00	Shares	218,513	220,363
	BECTON DICKINS 3.734% 12/15/24	63,000.00	Shares	64,121	64,369
	BROOKFIELD RESI 6.5% 12/15/20	45,000.00	Shares	46,517	46,013
	BUNGE LTD FIN 3.25% 8/15/26	140,000.00	Shares	139,870	134,239
	CBS CORP 4% 01/15/26	115,000.00	Shares	112,574	116,803
	CIT GROUP INC 5.0% 08/01/23	85,000.00	Shares	87,040	87,763
	CALIF RES 8.0% 12/15/22 144A	30,000.00	Shares	35,618	26,700
	CALUMET SPEC PD 6.5% 04/15/21	55,000.00	Shares	55,402	46,613
	CAPITAL ONE FIN PERP	135,000.00	Shares	137,869	136,688
	CAPITAL ONE BK 3.375% 2/15/23	180,000.00	Shares	178,151	178,132
	CASCADES INC 5.75% 07/23 144A	75,000.00	Shares	70,500	76,125
	CENTURYLINK INC 6.75% 12/23 W	150,000.00	Shares	160,875	153,375
	CCO LLC/CAPITL 4.908% 07/23/25	100,000.00	Shares	100,000	105,262
	CITIGROUP INC 3.875% 10/25/23	105,000.00	Shares	109,032	108,072
	CITIGROUP INC 3.75% 06/16/24	105,000.00	Shares	107,771	106,812
	CITIGROUP 4.3% 11/26	190,000.00	Shares	191,763	191,497
	CITIGROUP INC 3.3% 04/27/25	225,000.00	Shares	232,081	220,148
	CITIGROUP INC 6.25% VAR PERP	110,000.00	Shares	110,000	113,190
	CITIGROUP 3.2% 10/21/26	95,000.00	Shares	89,742	90,704
	COMCAST CORP 6.4% 5/15/38	80,000.00	Shares	100,078	102,278
	CONOCOPHILLIPS 6.5% 2/01/39	70,000.00	Shares	88,362	88,473
	CONSTELATION ENERGY5.15% 12/20	125,000.00	Shares	138,075	135,037
	CONTINENTAL OK 5% 9/15/22	85,000.00	Shares	84,937	85,798
	RABOBK NEDERLND 3.95% 11/09/22	250,000.00	Shares	262,088	256,894
	COX COMM 3.35% 9/15/26 144A	115,000.00	Shares	114,554	109,654
	CROWN CASTLE 3.7% 6/15/26	90,000.00	Shares	89,726	88,211
	CUMMINS INC 4.875% 10/01/43	120,000.00	Shares	132,666	133,246
	DISCOVER BANK 4.25% 03/13/26	250,000.00	Shares	251,320	254,329
	DISH DBS 5.125% 5/1/20	75,000.00	Shares	75,188	77,625
	DOMTAR CORP 6.75% 02/15/44	190,000.00	Shares	206,448	192,701
	DYNEGY INC 8% 01/15/25 144A	55,000.00	Shares	55,300	51,563
	ELECTRICITE DE PERP 12/49 144A	160,000.00	Shares	165,800	150,400
	EBAY INC 3.8% 03/09/2022	155,000.00	Shares	154,784	159,977
	ENDO FIN CO 5.75% 1/15/22 144A	90,000.00	Shares	92,205	79,425
	ENLINK MIDSTRM LP 4.15% 6/25	140,000.00	Shares	137,284	135,719
	FEDEX CORP 3.25% 04/01/2026	120,000.00	Shares	119,755	119,004
	FIRSTENERGY 4.35% 01/25 144A	130,000.00	Shares	135,715	134,344

7

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	FORD MTR CR LLC 4.25% 9/20/22	210,000.00	Shares	222,119	216,127
	FRONTIER COMM 8.5% 4/15/20	80,000.00	Shares	85,880	84,000
	GEO GROUP INC 6% 04/15/26	65,000.00	Shares	66,138	63,863
	GENERAL ELECTRIC 5.0%/VAR PERP	469,000.00	Shares	422,100	486,681
	GENWORTH HLDGS 4.8% 02/15/24	55,000.00	Shares	48,247	44,825
	GOLDMAN SACHS GP 5.75% 1/24/22	360,000.00	Shares	414,360	404,334
	GOLDMAN SCHS GRP INC 4% 3/3/24	390,000.00	Shares	411,405	404,135
	GOLDMAN SACH GP 4.25% 10/21/25	85,000.00	Shares	84,405	86,231
	GOLDMAN SACHS GROUP STEP PERP	90,000.00	Shares	90,000	86,288
	GUITR CN INC 6.5% 4/15/19 144A	45,000.00	Shares	41,288	40,838
	HSBC HLDGS PLC 6.8% 6/01/38	190,000.00	Shares	243,755	240,241
	HARMAN INTL IND 4.15% 05/15/25	165,000.00	Shares	165,774	170,137
	HESS CORP 3.5% 7/15/24	80,000.00	Shares	78,254	76,909
	HP ENTERPRISE CO VAR 10/15/25	255,000.00	Shares	253,067	262,015
	HOLLY ENR PRTN 6% 08/24 144A	45,000.00	Shares	45,000	46,913
	INTL PAPER CO GLB 8.7 6/15/38	145,000.00	Shares	202,336	209,391
	JPMC CO 6.4% 5/15/38	110,000.00	Shares	139,787	142,310
	JPMORGAN CHASE 3.2% 1/25/23	125,000.00	Shares	125,023	126,265
	JPM CHASE 6.75% PERP	245,000.00	Shares	267,026	263,988
	JPMORGAN CHASE 2.95% 10/01/26	95,000.00	Shares	89,441	90,538
	KINDER MORGAN 4.25% 09/01/24	105,000.00	Shares	105,177	107,325
	KRAFT HEINZ CO 4.375% 6/1/46	125,000.00	Shares	124,605	117,389
	L3 COMM 3.85% 12/15/26	110,000.00	Shares	109,438	109,178
	LYB INTL FIN BV 4.0% 07/15/23	170,000.00	Shares	178,852	176,915
	HOLCIM US FI 3.5% 9/22/26 144A	200,000.00	Shares	199,832	193,494
	LAND O LAKES INC 8% PERP 144A	125,000.00	Shares	125,000	127,500
	LAZARD GROUP LLC 3.625% 3/1/27	290,000.00	Shares	288,750	275,129
	LENNAR CORP 4.75% 04/01/21	50,000.00	Shares	50,000	51,625
	LEVEL 3 FIN 5.25% 3/15/26 144A	90,000.00	Shares	90,000	89,100
	LEVI STRAUSS & CO 5% 5/1/25	100,000.00	Shares	97,000	100,000
	LIBERTY MUTUAL 4.95% 5/22 144A	405,000.00	Shares	441,503	441,457
	LIFEPOINT 5.375% 5/1/24 144A	60,000.00	Shares	60,038	58,770
	MGM RESORTS INTL 6.0% 03/15/23	65,000.00	Shares	67,600	70,200
	MPLX LP 4.875% 06/01/25	155,000.00	Shares	158,892	159,168
	MARTIN MARIETTA MAT 4.25% 7/24	150,000.00	Shares	150,357	152,229
	MARTIN PRT/FIN 7.25% 2/21	35,000.00	Shares	35,035	34,563
	MDAMERICAN ENR 6.125% 4/01/36	160,000.00	Shares	193,136	199,519
	MILLICOM INTL 6.625 10/21 144A	90,000.00	Shares	95,733	94,458
	MORGAN STANLEY 4% 07/23/25	425,000.00	Shares	448,154	435,058
	MORGAN STANLEY 5.5% 7/28/21	195,000.00	Shares	222,984	215,899
	MORGAN STANLEY 3.95% 04/23/27	315,000.00	Shares	299,086	311,344
	NCR CORP NEW 6.375% 12/15/23	80,000.00	Shares	83,360	86,000
	NABORS INDUS 5.5% 1/15/23 144A	120,000.00	Shares	120,750	124,950
	NBCUNIVERSAL MEDIA 2.875% 1/23	175,000.00	Shares	180,623	174,405
	NBCUNIVERSAL ME 4.45% 1/15/43	170,000.00	Shares	168,842	173,385
	NEWELL RUBBERMAID 4.2% 4/1/26	130,000.00	Shares	132,899	135,506
	NORDEA BANK AB 6.125 PERP 144A	200,000.00	Shares	205,960	193,540
	NOVA CHEMICALS 5.25% 8/23 144A	105,000.00	Shares	108,413	106,050
	SFR GROUP SA 6.0% 5/15/22 144A	60,000.00	Shares	61,050	61,575
	ORIGIN ENGY 3.5% 10/09/18 144A	200,000.00	Shares	204,738	202,316
	OWENS CORNING 4.2% 12/15/22	200,000.00	Shares	205,808	207,483
	PACIFIC LIFECRP 6% 2/20 144A	170,000.00	Shares	192,923	183,572
	PACKAGING CORP 3.65% 09/15/24	120,000.00	Shares	119,611	120,350
	PENTAIR FINANCE 4.65% 9/15/25	150,000.00	Shares	149,739	153,661
	PETRO-CANADA 6.8% 5/15/38	105,000.00	Shares	136,072	135,950

8

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value
	PEMEX 5.375% 03/13/22 144A	130,000.00	Shares	129,280	133,117
	PIEDMONT OPERTG 4.45% 03/15/24	185,000.00	Shares	190,276	184,066
	PILGRIMS PRIDE 5.75% 3/25 144A	65,000.00	Shares	66,287	64,838
	PLATFORM SPECLTY 6.5 2/22 144A	100,000.00	Shares	104,730	100,750
	POLYONE CORP 5.25 3/15/23	90,000.00	Shares	91,575	91,350
	PRINCIPAL FN GR 4.75%/VAR 5/55	180,000.00	Shares	179,978	176,400
	PRUDENTIAL FN 5.2%/VAR 3/15/44	165,000.00	Shares	166,219	163,048
	PULTE GROUP INC 5.5% 03/01/26	65,000.00	Shares	65,000	64,513
	QUEST DIAGNOSTI 4.25% 04/01/24	145,000.00	Shares	151,412	151,065
	QWEST CORP 6.75% 12/01/21	165,000.00	Shares	185,757	179,025
	REALOGY GROUP 5.25% 12/21 144A	85,000.00	Shares	85,213	87,125
	RELIANCE HDG USA 5.4 2/22 144A	250,000.00	Shares	270,253	270,276
	RESOLUTE FST PROD 5.875% 05/23	135,000.00	Shares	123,930	121,500
	REYNOLDS GRP 5.125% 7/23 144A	75,000.00	Shares	75,188	76,594
	ROCK TENN COMP 4.9% 3/22	205,000.00	Shares	222,681	222,535
	ROYAL BK SC 6.1% 6/10/23	105,000.00	Shares	113,881	109,798
	SES 3.6% 04/04/23 144A	160,000.00	Shares	164,085	156,064
	SABINE PASS 5.625% 2/1/21	180,000.00	Shares	187,200	192,600
	SANTANDER UK PLC 5% 11/23 144A	200,000.00	Shares	209,728	203,465
	SIGNET UK FINAN 4.7% 06/15/24	275,000.00	Shares	282,051	263,245
	SOCGEN 5% 01/17/24 144A	240,000.00	Shares	246,223	243,445
	SOFTBANK CRP 4.5% 4/15/20 144A	100,000.00	Shares	102,950	102,500
	SOUTHWESTERN EN 4.1% 3/22	95,000.00	Shares	94,990	89,756
	SPRINT CORP 7.25% 9/15/21	65,000.00	Shares	65,617	69,063
	SPRINT SPECTRM 3.36% 9/21 144A	200,000.00	Shares	199,997	200,374
	STANDARD CHART 5.7% 03/44 144A	200,000.00	Shares	218,448	199,408
	SUNTRUST BNK 5.625% VAR PRP F	140,000.00	Shares	142,100	143,325
	SYMETRA 4.25% 07/15/24	105,000.00	Shares	106,882	103,633
	SYNCHRONY FIN 4.25% 08/15/24	165,000.00	Shares	167,143	167,769
	SYSCO CORP 3.3% 07/15/2026	135,000.00	Shares	134,491	132,284
	T-MOBILE USA INC 6.731% 4/22	120,000.00	Shares	127,740	125,400
	TARGA RES LP/FI 4.25% 11/15/23	60,000.00	Shares	57,825	57,375
	TENET HEALTH 4.375% 10/01/21	20,000.00	Shares	19,900	19,825
	TENET HEALTH 7.5% 1/1/22 144A	30,000.00	Shares	30,350	31,275
	TEVA PHARM NE 3.15% 10/01/26	140,000.00	Shares	139,628	128,876
	TIME WARNER INC 3.875% 1/15/26	130,000.00	Shares	129,936	129,960
	TOTAL SYSTEM SE 3.75% 06/01/23	195,000.00	Shares	195,382	193,474
	TRANSOCEAN INC VAR 10/15/22	80,000.00	Shares	64,487	70,200
	TRIBUNE MEDIA 5.875% 7/15/22	85,000.00	Shares	84,150	86,381
	21ST CENTY FOX 6.65% 11/15/37	285,000.00	Shares	353,466	350,177
	TYSON FOODS INC 3.95% 08/15/24	160,000.00	Shares	163,694	162,818
	UNITED RENTALS NRT 5.875% 9/26	30,000.00	Shares	30,000	30,863
	UNITED HEALTH 4.75% 7/15/45	100,000.00	Shares	101,543	109,941
	UNITYMEDIA 6.125% 1/25 144A	60,000.00	Shares	62,624	61,649
	UNUM GROUP 4% 03/15/24	115,000.00	Shares	119,183	115,336
	VALERO ENERGY CO 3.4% 9/15/26	140,000.00	Shares	138,290	133,922
	VERIZON COMM 4.862% 8/21/46	135,000.00	Shares	147,523	136,527
	VERIZON COM 3.5% 11/01/24	215,000.00	Shares	214,124	214,044
	VERIZON COMM 4.125% 8/15/46	100,000.00	Shares	99,946	90,318
	VOYA FIN INC 3.65% 6/15/26	120,000.00	Shares	119,650	117,163
	WESTERN DIGI 7.375% 4/23 144A	80,000.00	Shares	81,218	87,999
	WOODSIDE FIN 3.65% 3/5/25 144A	140,000.00	Shares	135,663	136,588
	WYNN MACAU 5.25% 10/15/21 144A	140,000.00	Shares	136,324	141,049
	XSTRATA FIN 6.9% 11/15/37 144A	60,000.00	Shares	67,320	65,840
	XLIT LTD 4.45% 03/31/2025	220,000.00	Shares	218,954	217,872

9

Ameren Corporation Savings Investment Plan

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2016

Name of plan sponsor: Ameren Corporation

Employer identification number: 43-1723446

Three-digit plan number: 003

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower,	Description of investment including maturity date,			Current
	lessor, or similar party	rate of interest, collateral, par, or maturity value		Cost	value

	Total Corporate debt securities			25,892,591	25,756,145

	Other Debt Securities
	MEXICO GOVT 8.5% 12/13/18	3,700,000.00	Shares	4,121,960	183,650
	BACM 2015-UBS7 D 3.167% 9/48	160,000.00	Shares	117,675	121,000
	COMM 2016-STAV B 0% 10/34 144A	210,000.00	Shares	210,000	210,988
	CWALT 2003-J3 1A3 5.25% 11/33	159,530.33	Shares	161,425	161,233
	GAAFT 16-T1 DT1 4.0575% 10/48	130,000.00	Shares	129,999	128,972
	GPPT 14-GPP A 1ML+.95% 02/	232,924.17	Shares	233,070	233,430
	GSMS 14-GSFL C 1ML+225 7/31	280,000.00	Shares	280,000	277,721
	GSMS 2015-GC32 D 3.345% 07/48	225,000.00	Shares	163,863	167,475
	MSBAM 15-C22 D 4.24368% 05/46	140,000.00	Shares	111,464	107,714
	WFCM 15-C26 D 3.586% 02/48 144	155,000.00	Shares	108,791	109,418
	WFCM 2015-C29 A4 3.637% 06/48	300,000.00	Shares	306,633	309,533
	WFRBS 2013-C15 D CSTR 8/46	160,000.00	Shares	146,675	139,955
	BAYV 2006-D 1A3 5.932% 12/36	125,440.21	Shares	124,499	125,802
	COMET 2016-A4 A4 1.33% 6/15/22	540,000.00	Shares	531,816	532,757
	CCCIT 2014-A1 A1 2.88% 01/23	375,000.00	Shares	383,921	384,675
	CAH 14-1A B 1ML+135 05/31	350,000.00	Shares	338,297	348,458
	CSH 16-1A D 1193476+3.1% 07/33	145,000.00	Shares	145,000	147,267
	IHSFR 14-SFR1 B 1ML+150 6/31	350,000.00	Shares	339,637	349,580
	IHSFR 14-SFR1 D 1ML+260 6/31	175,000.00	Shares	177,208	174,999
	NRART 16-T1 DT1 4.3768% 06/49	220,000.00	Shares	220,000	219,206
	OMART 2016-T2 DT2 4.45% 08/49	225,000.00	Shares	225,000	224,507
	DALLAS TX DART 5% 12/01/46	205,000.00	Shares	228,719	229,680
	MA ST 5% 12/01/36	275,000.00	Shares	315,222	320,029
	NYC TFA (PIT) 5% 02/01/35	80,000.00	Shares	90,588	91,462
	NYC TFA (PIT) 5% 05/01/36	75,000.00	Shares	84,900	85,804
	NYS DORM PIT 5% 02/15/39	115,000.00	Shares	129,057	131,291
	US 5YR NOTE(CBT)FUT MAR17 FVH7	(3.00)	Shares	—	(492)
	US 10YR NOTE (CBT)MAR17 TYH7	(19.00)	Shares	—	(6,532)
	US ULTRA BOND FUT MAR17 WNH7	(3.00)	Shares	—	(2,906)
	CME CDX CXPHY527 5% 12/20/21	(1,500,000.00)	Shares	—	(1,209)
	US LONG BOND(CBT) MAR17 USH7	2.00	Shares	—	1,500
	CITI CDX NA HY 27 BP 12/21 CME	1,500,000.00	Shares	—	1,210

	Total Other Debt Securities			9,425,419	5,508,177

	Notes Receivable
* / **	Participants	Participant Loans		33,187,004	33,187,004

				$1,919,647,724	$2,127,004,396

*	Investment represents allowable transaction with a party-in-interest.
**	Interest rates vary from 4.00% to 10.50% on loans maturing through 2027.

10

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMEREN CORPORATION
SAVINGS INVESTMENT PLAN

AMEREN SERVICES COMPANY
(Administrator)

By	/s/ Martin J. Lyons, Jr.
Martin J. Lyons, Jr.
Chairman and President
Ameren Services Company

June 23, 2017

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm